Exhibit 99.2

TERMS OF RESTRICTED STOCK UNIT ("RSU") GRANT
PURSUANT TO THE
ILLINOIS TOOL WORKS INC. 2011 LONG-TERM INCENTIVE PLAN (THE "PLAN ")

(a)   In the event of a stock dividend, stock split, reverse stock split, share combination, recapitalization, reclassification or similar event affecting the capital structure of the Company, appropriate adjustment will be made in the number of shares subject to the RSU.

(b)   Except as otherwise provided in this RSU agreement or the Plan, no portion of the RSU will vest prior to three years from [GRANT DATE]. On [VESTING DATE], 100% of the RSUs will become vested. Upon vesting, you will receive one share of Common Stock of the Company for each vested RSU.

(c)   You shall have no voting, dividend, dividend equivalent rights or subscription rights except with respect to the shares which have been issued to you following the vesting of your RSUs. Your rights under this RSU agreement may not be assigned or transferred other than as permitted by the Plan.

(d)   If, prior to [VESTING DATE], you terminate employment with the Company and its Subsidiaries and Affiliates (the "Company Group") by reason of death or disability, your RSU shall be fully vested. For purposes of this RSU agreement, the term "disability" means permanent and total disability which is expected to prevent you from engaging in any substantial gainful activity for any prolonged period time, as determined by the Company in its sole discretion.

(e)   If you retire (defined as termination of employment with the Company Group after attaining age 62 and 10 years of service or age 65 with 5 years of service) prior to [VESTING DATE], and your RSU was granted within a year prior to your retirement, then 25% of your RSU shall become vested. If your RSU was granted more than a year prior to your retirement, then 100% of your RSU shall become vested.

(f)   If you terminate your employment for any reason other than death, retirement or disability prior to [VESTING DATE], you will forfeit your RSUs.

(g)   Notwithstanding the foregoing, the Compensation Committee of the Board of Directors may, in its sole discretion, deem this RSU grant, whether vested or unvested, to be immediately forfeited if you compete with the Company Group, engage in gross misconduct or conduct that is against the business interests of the Company Group, or you divulge confidential information about the Company Group to other persons.

(h)   Solely to the extent the RSUs are considered deferred compensation within the meaning of Code Section 409A, no RSUs that becomes payable in connection with your termination of employment (whether pursuant to the terms of this RSU agreement or the Plan) will be made to you unless your termination constitutes a "separation from service," within the meaning of Code Section 409A. In addition, if you are deemed to be a "specified employee," within the meaning of Code Section 409A at the time of such separation from service, as determined by the Company in its sole discretion, then, to the extent required by Code Section 409A, any RSUs that become payable in connection with a separation from service shall be paid on the earliest to occur of (i) [VESTING DATE], (ii) the date that is six months and one day following your separation from service, and (iii) your death.

(i)   Solely to the extent the RSUs are considered deferred compensation within the meaning of Code Section 409A, in the event the RSUs become vested in connection with a "Corporate Change" pursuant to Section 11(a)(i) of the Plan, and "Corporate Change" does not qualify as a change in control for purposes of Code Section 409A, the RSUs will become payable in cash on the earliest to occur of (i) the [VESTING DATE], (ii) your separation from service and (iii) death.

(j)   The RSU is subject to the terms of the Plan. Any inconsistencies shall be resolved in favor of the Plan. Capitalized terms used but not otherwise defined in this RSU agreement shall have the meanings ascribed to them in the Plan.

(j)   These RSUs and the Plan should be construed in accordance with and governed by the laws of the State of Illinois, United States of America, without regard to the conflict of law provisions. For purposes of litigating any dispute that arises under this grant or the RSU agreement, the parties hereby submit to and consent to the jurisdiction of the State of Illinois, agree that such litigation shall be conducted in the courts of Cook County, Illinois, or the federal courts for the United States for the Northern District of Illinois, where this grant is made and/or to be performed.

(k)   The RSUs granted hereunder are intended to be exempt from or compliant with Code Section 409A, and shall be interpreted, construed and operated to reflect this intent. Notwithstanding the foregoing, the Plan and this RSU agreement may be amended at any time, without the consent of any party, to avoid the application of Code Section 409A in a particular circumstance or to the extent that is necessary or desirable to satisfy any of the requirements under Code Section 409A, but the Company shall not be under any obligation to make any such amendment. Nothing in the Plan or this RSU agreement shall provide a basis for any person to take action against the Company or any Subsidiary or Affiliate based on matters covered by Code Section 409A, including the tax treatment of any amount paid or RSU granted under this RSU agreement, and neither the Company nor any of its Subsidiaries and Affiliates shall under any circumstances have any liability to you or your estate or any other party for any taxes, penalties or interest due on amounts paid or payable under this RSU agreement, including taxes, penalties or interest imposed under Code Section 409A.

(l)   Regardless of any action the Company or your employer (the "Employer") takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you ("Tax-Related Items"), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant, vesting or settlement of the RSUs, the issuance of shares upon settlement of the RSUs, the subsequent sale of shares acquired pursuant to such issuance and the receipt of any dividends; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSUs to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you have become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, you will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, you authorize the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following: (1) withholding from your wages or other cash compensation paid to you by the Company and/or the Employer; or (2) withholding from proceeds of the sale of shares acquired upon vesting/settlement of the RSUs either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization); or (3) withholding in shares to be issued upon vesting/settlement of the RSUs. Notwithstanding the foregoing, if you are subject to the short-swing profit rules of Section 16(b) of the Securities Exchange Act of 1934, the Company and/or the Employer will satisfy the obligations with regard to all Tax-Related Items by withholding in shares to be issued upon vesting/settlement of the RSUs, unless such withholding method is not permissible under applicable law, in which case you may elect to satisfy the Tax-Related Items by one of the other methods identified above.

To avoid negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. If the obligation for Tax-Related Items is satisfied by withholding in shares, for tax purposes, you are deemed to have been issued the full number of shares subject to the vested RSUs, notwithstanding that a number of the shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of your participation in the Plan.

(m)   The provisions of this RSU agreement are severable, and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

(n)   The RSUs are subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder, (ii) similar rules under the laws of any other jurisdiction and (iii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to you.

(o)   You are not permitted to purchase or sell options on the Company's common stock or engage in short sales of the Company's common stock. In addition, if you are an executive officer or director, you acknowledge that you are not permitted to engage in trading puts, calls, straddles, equity swaps or other derivative securities that are directly linked to the Company's common stock. For purposes of this paragraph, an "executive officer" means any officer classified by the Company as a reporting person under Section 16 of the U.S. Securities Exchange Act of 1934.

(p)   The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(q)   The Company reserves the right to impose other requirements on your participation in the Plan, on the RSUs and on any shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(r)   Notwithstanding any provisions in this RSU agreement, the RSU shall be subject to the general terms and conditions set forth in Appendix A for Participants who reside outside the United States, as well as to any country-specific terms and conditions set forth in Appendix B for Participants who reside in any of the countries included in Appendix B. If you relocate outside the United States or between countries included in Appendix B, the additional terms and conditions in Appendix A and B, as applicable, will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. Appendices A and B constitute part of this RSU agreement.